Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended March 31,
	2018	2017
Net income	$3,299	$6,615
Additions:
Fixed charges
Interest expense	12,827	11,405
Capitalized interest	372	216
	13,199	11,621
Deductions:
Capitalized interest	(372)	(216)
Net loss attributable to noncontrolling interests	—	19
Adjusted earnings	16,126	18,039
Fixed charges (from above)	$13,199	$11,621
Ratio of earnings to fixed charges	1.22	1.55